Financial Statements
(Unaudited)

of
American Draft LLC
For the Period Ended September 30, 2017

Prepared by: MozziniJustice

American Draft LLC
Balance Sheet (Unaudited)
September 30, 2017

ASSETS

Current Assets				
Checking - TVFCU	$	25.00		
Savings - TVFCU		50.00		
Total Current Assets			$	75.00
Fixed Assets				
Draft System		33,344.00		
Total Fixed Assets				33,344.00
Other Assets				
Total Assets			$	33,419.00

Prepared by: MozziniJustice

American Draft LLC
Balance Sheet (Unaudited)
September 30, 2017

LIABILITIES AND EQUITY

Current Liabilities				
N/P - Innovative Tap Solutions	$	13,337.60		
N/P - TVFCU Line of Credit		22,726.60		
Total Current Liabilities			$	36,064.20
Long Term Liabilities				
Statement of Equity Changes (Unaudited)		(2,575.00)		
Current Income (Loss)		(70.20)		
Total Equity				(2,645.20)
Total Liabilities & Equity			$	33,419.00

Prepared by: MozziniJustice

American Draft LLC
Income Statement (Unaudited)
For the Period Ended September 30, 2017

		1 Month Ended Sep. 30, 2017	Pct		9 Months Ended Sep. 30, 2017	Pct
Revenue						
Total Revenue		0.00	0.00		0.00	0.00
Cost of Sales						
Total Cost of Sales		0.00	0.00		0.00	0.00
Gross Profit		0.00	0.00		0.00	0.00
Operating Expenses						
Bank Charges		70.20	0.00		70.20	0.00
Total Operating Expenses		70.20	0.00		70.20	0.00
Operating Income		(70.20)	0.00		(70.20)	0.00
Total Other Income		0.00	0.00		0.00	0.00
Net Income (Loss)	$	(70.20)	0.00	$	(70.20)	0.00

Prepared by: MozziniJustice

American Draft LLC
Schedule of Current Liabilities (Unaudited)
September 30, 2017

Accrued Taxes

Prepared by: MozziniJustice

American Draft LLC
Schedule of Equity (Unaudited)
September 30, 2017

Statement of Equity Changes (Unaudited)				
Shareholder Distributions	$	(2,575.00)		
Total Statement of Equity Changes (Unaudited)			$	(2,575.00)

Prepared by: MozziniJustice

American Draft LLC
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

American Draft LLC ("the Company") is a limited liability company organized under the laws of the State of Tennessee. The Company operates a pour-your-own beer establishment.

The Company will conduct a revenue share crowdfund offering during the fourth quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on a US income tax basis, which is considered an "other comprehensive basis of accounting." In the context of these financial statements, income tax basis differs from GAAP basis primarily in its treatment of capital assets and timing of deduction of items of expense by the Company.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company will expense direct advertising costs as incurred.